Mail Stop 4561

December 24, 2008

Michael C. Miller
Chairman and President
FNB United Corp.
150 South Fayetteville Street
Asheboro, North Carolina 27203

      Re: **FNB United Corp.**
               Preliminary Proxy Statement on Schedule 14A
               Filed December 9, 2008
               File No. 000-13823

Dear Mr. Miller:

     We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                                    Sincerely,

                                    Eric Envall
                                    Staff Attorney